UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

Table of Contents

*Note:	Other schedules required by 29 CFR 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
 Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Memphis, Tennessee
 June 23, 2016

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2015 and 2014

	December 31,
(thousands of dollars)	2015	2014

Assets
Investments, at fair value
Pfizer Inc. common stock	$80,570	$75,927
Other common stocks	-	3,178
Pfizer Inc. preferred stock	2,460	2,552
Common/collective trust funds	199,226	121,460
Mutual funds	16,620	93,203
Total investments, at fair value	298,876	296,320

Receivables
Participant contributions	335	238
Company contributions	1,862	1,437
Notes receivable from participants	9,927	9,595
Interest and other	129	146
Total receivables	12,253	11,416

Total assets	311,129	307,736

Liabilities
Investment management fees payable	-	2

Net assets available for plan benefits before adjustment	311,129	307,734

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(281)	(1,212)

Net assets available for plan benefits	$310,848	$306,522

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2015 and 2014

	Year Ended December 31,
(thousands of dollars)	2015	2014

Additions/(reductions) to net assets attributed to
Investment income
Net appreciation in investments	$1,521	$10,306
Common stock dividends	2,741	2,630
Pfizer Inc. preferred stock dividends	77	85
Interest and dividend income from other investments	1,707	3,118
Total investment income	6,046	16,139
Interest income from notes receivable from participants	405	404
Less: Investment management, redemption and loan fees	(88)	(86)
Net investment and interest income	6,363	16,457

Contributions
Participant	12,340	12,019
Company	5,812	5,357
Rollovers into the Plan	1,141	523
Total contributions	19,293	17,899

Total additions	25,656	34,356

Deductions from net assets attributed to
Benefits paid to participants	20,760	23,909
Rollovers out of the Plan	570	262
Total deductions	21,330	24,171

Net increase	4,326	10,185

Net assets available for plan benefits
Beginning of year	306,522	296,337
End of year	$310,848	$306,522

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements

1.	Description of the Plan

The following description of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Pharmaceuticals LLC (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (the Parent), adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the New Puerto Rico Internal Revenue Code, Act No. 1 of January 31, 2011, as amended (the Puerto Rico Code).

Plan Administration

The Plan is administered by the Savings Plan Committee of the Parent (the Plan Administrator), a named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers, and other service providers to the Plan, and (ii) the investment activity and performance of the Plan.

Administrative Costs

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options. Investment management or related fees associated with certain investment fund options, fees associated with loans and in‑service withdrawals (for active participants), and check fees are paid by participants.

Contributions

Participants may contribute (i) 1% to 20% of their eligible compensation on a before-tax basis, up to the maximum before-tax amount permitted by the Puerto Rico Code; and (ii) 1% to 10% of their eligible compensation on an after-tax basis. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Effective April 1, 2014, Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as age 55 with 10 years of service or age 65), death, or disability, such participant may still receive the matching contribution. In January 2015, the Company funded the fourth quarter 2014 Company matching contributions in the amount of approximately $1.2 million. In January 2016, the Company funded the fourth quarter 2015 Company matching contributions in the amount of approximately $1.3 million.

Effective January 1, 2015, Company matching contributions are invested according to each participant’s investment election for his or her contributions. Prior to January 1, 2015, Company matching contributions were directed to the Pfizer Stock Match Fund. This change did not affect any existing holdings in the Pfizer Stock Match Fund, only future investment direction. Pfizer, Inc. common stock will continue to be offered as an investment option but the Company will no longer be directing its matching contributions to this investment.

Total combined before-tax and after-tax contributions may not exceed 20% of a participant’s eligible compensation, but total after-tax contributions, including spillover from before-tax contributions, cannot exceed 10% of a participant’s eligible compensation. Contributions are subject to certain legal limits set forth by the Puerto Rico Department of the Treasury and the Puerto Rico Code.

The Plan includes a retirement savings contribution (RSC) for employees hired, rehired, or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan for Employees Resident in Puerto Rico, a Company sponsored defined benefit plan. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. The RSC provides an additional annual employer-provided contribution based on age and service and a participant is 100% vested after 3 years of credited service. In February and April 2015, the Company funded the RSC for Plan year 2014 in the amounts of approximately $248,000 and $24,000, respectively, of which $70,000 was funded by the usage of forfeited amounts. In February 2016, the Company funded the RSC for Plan year 2015 in the amount of approximately $573,000, of which no forfeited amounts were used.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after 3 years of credited service.

Forfeited Amounts

Forfeited balances of terminated participants’ nonvested accounts are generally used to reduce future Company contributions. At December 31, 2015 and 2014, the forfeited amounts available to reduce future Company contributions totaled approximately $31,000 and $77,000, respectively.

Rollovers into the Plan

Participants may elect to rollover one or more account balances from Pfizer sponsored or other qualified plans into the Plan.

Investment Options

Nonparticipant-Directed Funds –

Pfizer Stock Match Fund	–
This fund holds investments in the common stock of Pfizer Inc. Prior to January 1, 2015, Company matching contributions were directed to this fund. See Note 1, Description of the Plan: Contributions, for additional information.

All participants can diversify 100% of their investments in the Pfizer Stock Match Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Preferred Stock Fund	–
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico before the merger of that plan into the Plan on December 31, 2009. Dividends paid to a participant’s Pfizer Preferred Stock Fund account are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s qualified default investment alternative fund based on the participant’s year of birth.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Effective January 1, 2015, State Street Global Advisors was hired as both the Section 3(21) independent fiduciary and Section 3(38) investment manager, as defined by ERISA, to oversee the common and preferred Company stock funds.

Eligibility

 All employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan or (ii) are employed by a unit not designated for participation in the Plan.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum amount is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Interest rates on outstanding loans ranged from 4.25% to 9.50% and 4.00% to 9.50% at December 31, 2015 and 2014, respectively.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Upon separation from service, retirement, or total and permanent disability, a participant is entitled to receive the full value of their account balance in the form of a lump sum distribution. A participant generally may elect to receive his or her account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65. A non-spouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances, subject to the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs), except for the investment in the T. Rowe Price Stable Value Common Trust Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The Plan has the ability to redeem its investments at the NAV at the valuation date. There are no significant restrictions, redemption terms, or holding periods which would limit the ability of the Plan or the participants to transact at the NAV. The T. Rowe Price Stable Value Common Trust Fund represents a common/collective trust fund with an underlying investment in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs), collectively, investment contracts. The investment contracts within the T. Rowe Price Stable Value Common Trust Fund are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. See Note 5, Investment Contracts, for additional information.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock. The preferred stock may also be redeemed by Pfizer Inc. at a per-share equivalent stated value of $40.30. Pfizer Inc. preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer Inc. preferred stock was valued at $83.12 per share and $80.21 per share at December 31, 2015 and 2014, respectively, based on the closing Pfizer Inc. common stock price of $32.28 per share and $31.15 per share on December 31, 2015 and 2014, respectively.

See Note 7, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized and unrealized gains and losses on those investments and the change in contract value of the fund holding investments in GICs, BICs, SICs, and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in the ASU remove the requirement to categorize within the fair value hierarchy investments whose fair values are measured using the net asset value per share (or its equivalent) as a practical expedient. Further, the new guidance removes certain disclosure requirements for investments measured using the net asset value per share practical expedient. ASU No. 2015-07 is effective for annual reporting periods beginning after December 15, 2015. The Plan Sponsor is currently evaluating the impact of ASU No. 2015-07.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks for disclosure purposes. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan Sponsor is currently evaluating the impact of ASU No. 2015-12

3.	Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Plan Sponsor by letter dated May 28, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code. The Plan has been amended since receiving the determination letter. However, the Company's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is generally no longer subject to income tax examinations for years prior to 2012.

4.	Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits were as follows:

	December 31,
(thousands of dollars)	2015	2014

Pfizer Inc. Common Stock*	$80,570	$75,927
T. Rowe Price Stable Value Common Trust Fund**	71,463	74,300
NTGI – S&P 500 Index Fund	36,253	28,929
Fidelity Large Cap Growth Fund***	17,817	14,971

*
Includes 1,238,773 nonparticipant-directed shares and 1,257,198 participant-directed shares at December 31, 2015 and 1,297,698 nonparticipant-directed shares and 1,139,783 participant-directed shares at December 31, 2014.

**	T. Rowe Price Stable Value Common Trust Fund, at contract value, was approximately $71.2 million and $73.1 million at December 31, 2015 and 2014, respectively.

***	Investment did not represent 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2014.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,
(thousands of dollars)	2015	2014
Net appreciation/(depreciation) in investments
Common stock	$2,923	$1,669
Pfizer Inc. preferred stock	97	41
Mutual funds	(1,375)	4,258
Common/collective trust funds	(124)	4,338
Net appreciation in investments	$1,521	$10,306

5.	Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Common Trust Fund, which is a collective trust fund that invests primarily in fully benefit-responsive contracts such as GICs, BICs, SICs, and SACs. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2015 and 2014, the contract value of the Plan’s investments in the T. Rowe Price Stable Value Common Trust Fund was approximately $71.2 million and $73.1 million, respectively. The average portfolio yields for the years ended December 31, 2015 and 2014 for the T. Rowe Price Stable Value Common Trust Fund were 1.99% and 1.83%, respectively. The crediting interest rates for the years ended December 31, 2015 and 2014 were 2.13% and 2.29%, respectively.

Traditional investment contracts, such as GICs and BICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the benefit plan or collective trust fund and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" refers to withdrawals from the stable value fund which directly result from participant transactions allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan's or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

6.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in the Pfizer Stock Match Fund and the Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2015	2014

Net assets
Investments, at fair value
Pfizer Inc. common stock	$39,988	$40,423
Pfizer Inc. preferred stock	2,460	2,552
Common/collective trust funds	211	67
Total investments, at fair value	42,659	43,042
Receivables
Company contributions	1,289	1,234

Net assets available for plan benefits	$43,948	$44,276

	Year Ended December 31,
(thousands of dollars)	2015	2014

Changes in net assets
Investment income
Net appreciation in investments	$1,576	$737
Pfizer Inc. common stock dividends	1,431	1,354
Pfizer Inc. preferred stock dividends	77	85
Total investment income	3,084	2,176
Less: Investment management, redemption and loan fees	(15)	(16)
Net investment and interest income	3,069	2,160

Contributions, benefits paid and transfers
Company contributions	1,288	5,147
Benefits paid to participants	(3,254)	(4,428)
Transfers to participant-directed investments	(1,431)	(2,108)
Total contributions, benefits paid and transfers	(3,397)	(1,389)

Net (decrease)/increase	(328)	771

Net assets available for plan benefits
Beginning of year	44,276	43,505
End of year	$43,948	$44,276

7.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

(thousands of dollars)	Investments at fair value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common/collective trusts
US large cap equity	$-	$57,420	$-	$57,420
US small/mid cap equity	-	19,212	-	19,212
Fixed income	-	84,858	-	84,858
Non-US equity	-	139	-	139
Retirement target date	-	37,597	-	37,597
	-	199,226		199,226
Mutual funds
US small/mid cap equity	3,088	-	-	3,088
Non-US equity	13,532	-	-	13,532
	16,620	-	-	16,620

Pfizer Inc. common stock	80,570	-	-	80,570
Pfizer Inc. preferred stock	-	2,460	-	2,460

Total investments at fair value	$97,190	$201,686	$-	$298,876

(thousands of dollars)	Investments at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common/collective trusts
US large cap equity	$-	$28,929	$-	$28,929
US small/mid cap equity	-	4,037	-	4,037
Fixed income	-	88,494	-	88,494
	-	121,460		121,460
Mutual funds
US large cap equity	14,971	-	-	14,971
US small/mid cap equity	26,195	-	-	26,195
Non-US equity	16,175	-	-	16,175
Retirement target date	35,862	-	-	35,862
	93,203	-	-	93,203

Pfizer Inc. common stock	75,927	-	-	75,927
Other common stocks	3,178	-	-	3,178
Pfizer Inc. preferred stock	-	2,552	-	2,552

Total investments at fair value	$172,308	$124,012	$-	$296,320

8.	Related Party Transactions and Party-In-Interest Transactions

Banco Popular de Puerto Rico, the trustee of the Plan, is deemed a party-in-interest and a related party. Northern Trust manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Parent; therefore, these transactions qualify as party-in-interest transactions.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

10.	Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

11.	Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Common Trust Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2015	2014

Net assets available for plan benefits per the financial statements	$310,848	$306,522
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value	281	1,212
Amounts allocated to withdrawing participants	(2)	(19)
Deemed distributions	(392)	(371)
Net assets available for plan benefits per Form 5500	$310,735	$307,344

The following is a reconciliation of benefits paid to participants, including rollovers, per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2015	2014

Benefits paid to participants, including rollovers, per the financial statements	$21,330	$24,171
Amounts allocated to withdrawing participants and deemed distributions at end of year	394	390
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(390)	(297)
Benefits paid to participants, including rollovers, per Form 5500	$21,334	$24,264

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2015	2014

Net appreciation in investments per the financial statements	$1,521	$10,306
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at end of year	281	1,212
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at beginning of year	(1,212)	(1,121)
Net appreciation in investments per Form 5500	$590	$10,397

12.	Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 23, 2016, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2015
(thousands of dollars)

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Number of Shares or Units	Cost	Current Value

*	Pfizer Inc	Common stock			2,495,971	$60,291	$80,570

*	Pfizer Inc. Preferred Stock	Preferred stock			29,593	1,192	2,460

*	NTGI – S&P 500 Index Fund	Collective trust fund			5,404	26,509	36,253
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund			3,844	5,901	5,926
*	NTGI – Collective Government Short-Term
	Investment Fund	Collective trust fund			922,419	923	923
	BlackRock Mid Cap Equity Index Fund	Collective trust fund			211,063	14,268	13,286
	BlackRock US Debt Index Fund	Collective trust fund			287,240	8,393	9,249
	BlackRock TIPS Index Fund	Collective trust fund			248,523	3,241	3,223
	BlackRock International Index Fund	Collective trust fund			13,478	155	139
*	Fidelity Large Cap Growth Fund	Collective trust fund			1,372,642	17,271	17,817
	Boston Partners Large Cap Value Fund	Collective trust fund			206,059	3,492	3,350
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund			71,182,003	71,182	71,463
	Vanguard Target Retirement Income Fund	Collective trust fund			92,425	3,470	3,415
	Vanguard Target Retirement 2015 Fund	Collective trust fund			33,759	1,409	1,376
	Vanguard Target Retirement 2020 Fund	Collective trust fund			202,206	8,776	8,549
	Vanguard Target Retirement 2025 Fund	Collective trust fund			50,843	2,269	2,204
	Vanguard Target Retirement 2030 Fund	Collective trust fund			299,182	13,715	13,299
	Vanguard Target Retirement 2035 Fund	Collective trust fund			55,990	2,629	2,548
	Vanguard Target Retirement 2040 Fund	Collective trust fund			111,236	5,322	5,124
	Vanguard Target Retirement 2045 Fund	Collective trust fund			18,215	871	839
	Vanguard Target Retirement 2050 Fund	Collective trust fund			2,919	139	134
	Vanguard Target Retirement 2055 Fund	Collective trust fund			2,350	112	109
	Total common/collective trust funds					190,047	199,226

	T. Rowe Price Small Cap Stock Fund	Mutual fund			166,575	3,366	3,088
	Dodge & Cox International Fund	Mutual fund			300,661	10,729	10,968
	Oppenheimer Developing Markets Fund	Mutual fund			85,511	2,856	2,564
	Total mutual funds					16,951	16,620

	Total investments						298,876

*	Notes receivable from participants	Interest Rates: 4.25% - 9.50%					9,927
		Maturity Dates: 2016- 2028

	Total						$308,803

	* Party-in-interest as defined by ERISA

.	See accompanying report of independent registered public accounting firm

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2015
(thousands of dollars)

					Current value
					of asset on
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)
Pfizer Inc.*	Common stock – 6 acquisitions	$3,623	$-	$3,623	$3,623	$-

Pfizer Inc.*	Common stock – 91 dispositions	-	5,630	3,897	5,630	1,733

NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 67 purchases	6,474	-	6,474	6,474	-

NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 183 sales	-	6,450	6,450	6,450	-

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 23, 2016